UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

ENDURANCE EXPLORATION GROUP, INC.
(Name of Issuer)

Common and Preferred Stock
(Title of Class of Securities)

29272J 108
(CUSIP Number)

Micah Eldred 15500 Roosevelt Blvd., Suite 301 Clearwater, FL 33760 (727) 502-0508
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2013
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  G

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 29272J 108

	(1) Names of Reporting Persons (entities only).	Endeavour Cooperative Partners, LLC
	(2) Check the Appropriate Box If a Member of a Group (a)G (b)G
	(3) SEC Use Only
	(4) Sources of Funds	WC
	(5) Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	G
	(6) Citizenship or Place or Organization	Florida
Number of Shares Beneficially Owned by Each Reporting Person With . . .	(7) Sole Voting Power	0
	(8) Shared Voting Power	None
	(9) Sole Dispositive Power	0
	(10) Shared Dispositive Power	None
	(11) Aggregate Amount Beneficially Owned by Each Reporting Person	0
	(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	G
	(13) Percent of Class Represented by Amount in Row (11)	0%
	(14) Type of Reporting Person (See Instructions)	OO

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Item 1.  Security and Issuer

This Statement on Schedule 13D relates to the common and preferred stock, par value $0.0001 per share (the “Stock”, “Shares” or “Securities”) of Endurance Exploration Group, Inc., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 15500 Roosevelt Blvd., Suite 301, Clearwater, FL  33760.

Item 2.  Identity and Background

(a)  This statement is being filed by Endeavour Cooperative Partners, LLC (the “reporting person”).

(b)  The business address of the reporting person is 15500 Roosevelt Blvd., Suite 301, Clearwater, FL  33760.

(c)  The principal business of Endeavour Cooperative Partners, LLC, is investment, stock transfer and insurance.

(d)  During the last five (5) years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)  During the last five (5) years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the reporting person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Endeavour Cooperative Partners, LLC is a Florida limited liability company.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting person used funds from its working capital to acquire Issuer stock and debt from the its current share and debt holders.

Item 4.  Purpose of the Transaction

On December 31, 2013, 100% of the Issuer’s Shares held by Endeavour Cooperative Partners LLC (the “Reporting Person” or “Endeavour”) were either distributed to its members, pursuant to the terms of its operating agreement, or sold in private transactions to individuals, including the current officers and directors of the Issuer, pursuant to Stock Purchase Agreements, at the price of $0.0001 per share.

Item 5.  Interest in Securities of the Issuer

(a)

The Issuer conducted a reverse stock split on June 6, 2013.  After the split and a conversion of its preferred shares into common shares, the Reporting Person beneficially owned 1,166,407 shares of common stock.  On December 31, 2013, these shares were distributed to the Reporting Person’s membership pursuant to its operating agreement.  Also on December 31, 2013, the Reporting Person converted debt into 12,733,499 shares of common stock, which the Reporting Person sold to various individuals in private transactions pursuant to stock purchase agreements.  Accordingly, the Reporting Person is no longer a beneficial owner of Issuer stock.

(b)

Endeavour Cooperative Partners LLC has no shares to vote.

(c)

Except as set forth above in Item 5(a) and Item 4, no Reporting Person has effected any transaction in the Stock during the 60 days preceding the date hereof.

(d)

Micah Eldred is the Manager of Endeavour Cooperative Partners LLC.  As such, he has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held by Endeavour Cooperative Partners LLC.

(e)

As of the close of business on December 31, 2013, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s securities.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

None

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Item 7.  Material to Be Filed as Exhibits

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: February 19, 2014	Endeavour Cooperative Partners LLC
	by:	/s/ Micah Eldred
Micah Eldred, Manager